EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended
	Year Ended December 31,					September 30,
	2000	2001	2002	2003	2004	2004	2005

Earnings
Income (loss) before Minority Interest, Income Taxes and Cumulative Effect of Accounting Change	$(2,131)	$(2,560)	$(5,859)	$(728)	$(3,614)	$(3,320)	$(515)
Fixed Charges	1,053	1,256	1,432	1,493	1,625	1,198	1,302

Total Earnings	$(1,078)	$(1,304)	$(4,427)	$765	$(1,989)	$(2,122)	$787

Fixed Charges
Interest Expense	$1,024	$1,224	$1,394	$1,452	$1,576	$1,162	$1,262
Amortization of Debt Costs	24	26	31	34	42	31	35
Interest Element of Rentals	5	6	7	7	7	5	5

Total Fixed Charges	$1,053	$1,256	$1,432	$1,493	$1,625	$1,198	$1,302

Ratio or Earnings to Fixed Charges (1)	—	—	—	—	—	—	—

(1)	Earnings for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 were insufficient to cover fixed charges by $2,131, $2,560, $5,859, $728, $3,614, $3,320 and $515, respectively. As a result of such deficiencies, the ratios are not presented above.